Exhibit 99.2

January 2018 NASDAQ/TASE: NNDM Making Additive Manufacturing Intelligent

2 NASDAQ / TASE : NNDM Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, we are using forward - looking statements when we discuss the potential of our products, customer added value, expanding our network of global resellers, our target markets, the scalability of our production facility to meet future demand, partnering with industry 4 . 0 leaders, strengthening our presence in North America and focus on new R&D applications . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2016 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

3 NASDAQ / TASE : NNDM DISRUPT. RESHAPE. DEFINE. How Smart Products are Made 3 NASDAQ / TASE : NNDM

4 NASDAQ / TASE : NNDM Industry 4.0 Paradigm 4 NASDAQ / TASE : NNDM Mechanical design Additive manufacturing Electronics design & manufacturing Digital production : Cloud ,Big data, AI

5 NASDAQ / TASE : NNDM 5 NASDAQ / TASE : NNDM 3 D geometries ANTENNAS Miniaturized modules for SPACE APPLICATIONS EMBED ELECTRONIC COMPONENTS within circuit boards Encapsulate SENSORS Make Additives Intelligent

6 NASDAQ / TASE : NNDM DragonFly 2020 Pro 3 D Printers & Nano - Inks for 3 D electronics Company Overview NNDM NASDAQ/TASE listed 2017 began commercial sales 90 employees US & Israel facilities: R&D labs, printer & materials production lines, customer experience centers Razor & razor blade revenue model

7 NASDAQ / TASE : NNDM NASDAQ / TASE NNDM ADR level 3 Ratio: 1:5 Funding to date $ 47 M Market Cap $ 38 M * Shares outstanding 61.8 M ** (equivalent to 12.36 M ADS) Free float ≈ 76% ** Cash $ 12 M ** no debt Financials * As of December 31 , 2017 ** As of September 30 , 2017 *** Officers, Directors and over 5 % shareholders 76% 24 % Public float 76 % Interested parties’ holdings *** 24% **

8 NASDAQ / TASE : NNDM Technology Breaking Barriers High precision inkjet technology 3 D printing multi materials Including conductive nano - metals & polymers Tech - edge for additive manufacturing of 3 D electronics + =

9 NASDAQ / TASE : NNDM Customer’s Added Value Increase design possibilities Protect IP Accelerate time to market Improve efficiency

10 NASDAQ / TASE : NNDM Target Markets Industry Verticals • Defense • Automotive & Industrial • Aviation & Aerospace • Consumer Electronics & IoT • Telecom • Medical Devices Research • Academic institutions and universities • Research & Innovation centers Printing Services • Partner with Service Bureaus • In - house printing services 10 NASDAQ / TASE : NNDM

11 NASDAQ / TASE : NNDM Already in Use by Fortune 500 Global Companies We were so impressed with Nano Dimension’s 3 D printers that we quickly moved to make them central to our entire digital infrastructure Demonstrate double - sided, multi - layer circuits, with no - touch manufacturing labor. Such development is planned to lead to cost reductions of $ 400 K per small satellite, thus providing enormous market capabilities for both entities. Bodo Huber CEO of PHYTEC Space Florida Harris Corporation collaboration with Nano Dimension

12 NASDAQ / TASE : NNDM Worldwide Reach and Expansion Distributors Customers Headquarters

13 NASDAQ / TASE : NNDM 2018 Global Go to Market Global marketing & sales teams SALES MULTI - CHANNELS 10 global resellers & expanding network NNDM CEC, California Trade shows & open houses Tech access through service bureaus & research institutes Customer Experience Centers Strategic alliances with industry leaders

14 NASDAQ / TASE : NNDM Our Manufacturing Capabilities In - house production line for 3 D printers In - house nano inks production facility - Scalable to meet future demand Top quality standards Certified ISO 14001 and OHSAS 18001

Leadership



Amit Dror
CEO and Co-Founder



Simon Fried
US President and Co-Founder



Yael Sandler
CFO



Itschak Shrem
Co-Chairman of the Board

40+ years of experience as founder of VC funds, director in public companies. Founder and chairman of a $1B hedge fund. Graduated companies from venture to exit.



Avi Reichental
Co-Chairman of the Board

Former president and CEO at 3D Systems (NYSE: DDD). General partner at OurCrowd First. Founder, chairman and CEO of XponentialWorks.



Ofir Baharav
Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley.



Shlomo Magdassi
Advisory Board

Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel.



Zeev Bregman
Advisory Board

Former CEO of Nice Systems and Comverse.

NANODIMENSION
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM 15

16 NASDAQ / TASE : NNDM Growth 2017 SUCCESSES 2018 ROADMAP Launched commercial product Started commercial sales Built initial channels Opened new ink production facility and CECs Increase customer base & reseller activities Strengthen p resence in North America Partner with industry 4.0 leaders Focus on new R&D applications

Copyright © 20 ϭϴ Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed January 2018 DragonFly™ NASDAQ: NNDM Follow us: @nanodimensiontech @ 3 Dpcb www.nano - di.com